122

AB 3/21/06



SECURI[illegible] [illegible]SSION

06004830

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 52135 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ValuBond Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Piedmont Center, Suite 400
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Kane, President 404-260-5329
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Habif, Arogeti and Wynne, LLP
(Name – *if individual, state last, first, middle name*)

5565 Glenridge Connector, Suite 200 Atlanta Georgia 30342
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EH 5/1/06

## OATH OR AFFIRMATION

I, William Kane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ValuBond Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA W. BOUSHELL
Fulton County
NOTARY PUBLIC
EXPIRES 10-19-2009
STATE OF GEORGIA

Signature

President

Title

Pamela W. Boushell

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)

## TABLE OF CONTENTS

HA&W

Certified Public Accountants and Business Advisors

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of ValuBond Securities, Inc.

We have audited the accompanying statement of financial condition of VALUBOND SECURITIES, INC. (a wholly owned subsidiary of ValuBond, Inc.) as of December 31, 2005, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VALUBOND SECURITIES, INC. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 22, 2006

Habif, Arogeti & Wynne, LLP
Glenridge Highlands Two ◆ 5565 Glenridge Connector ◆ Suite 200 ◆ Atlanta, Georgia 30342
404.892.9651 ◆ Fax 404.876.3913 ◆ www.hawcpa.com
An Independent Member of Baker Tilly International ◆ Certified Public Accountants

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

## ASSETS

| | | |
|---|---|---|
| Current assets | | |
| Cash and cash equivalents | $ | 386,139 |
| Commissions receivable | | 187,061 |
| Subscriptions receivable, net of allowance for doubtful accounts of $3,855 | | 37,152 |
| Deposit with clearing organization | | 52,875 |
| Total current assets | | 663,227 |
| | $ | 663,227 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Current liabilities | | |
| Accounts payable and accrued expenses | $ | 38,762 |
| Due to parent | | 76,723 |
| Deferred revenue | | 156,510 |
| Total current liabilities | | 271,995 |
| Stockholders' equity | | |
| Common stock, no par value, $.01 stated value; authorized 10,000,000 shares, issued and outstanding 2,100,000 shares | | 21,000 |
| Additional paid-in capital | | 1,039,756 |
| Accumulated deficit | | (669,524) |
| | | 391,232 |
| | $ | 663,227 |

See auditors' report and accompanying notes

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

| | |
|---|---|
| Revenue: | |
| Subscription revenue | $ 2,879,308 |
| Trading fees and commissions | 1,689,494 |
| Set up fees | 41,200 |
| Total revenue | 4,610,002 |
| Costs and expenses: | |
| Sales and marketing expenses | 1,438,705 |
| Clearing and settlement costs | 265,393 |
| General and administrative expenses | 38,946 |
| Royalty fees for software | 2,849,332 |
| Total operating expenses | 4,592,376 |
| Income from operations | 17,626 |
| Interest income | 5,808 |
| Income taxes | 0 |
| Net income | $ 23,434 |

See auditors' report and accompanying notes

# VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

| | Shares Issued | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| Balances, beginning of year | 2,000,000 | $ 20,000 | $ 940,756 | (692,958) | $ 267,798 |
| Issuance of common stock | 100,000 | 1,000 | 99,000 | 0 | 100,000 |
| Net Income | 0 | 0 | 0 | 23,434 | 23,434 |
| Balances, end of year | 2,100,000 | $ 21,000 | $ 1,039,756 | $ (669,524) | $ 391,232 |

See auditors' report and accompanying notes

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Increase (Decrease) In Cash and Cash Equivalents

| | |
|---|---|
| Cash flows from operating activities | |
| Net Income | $ 23,434 |
| Adjustments to reconcile net income to net cash used by operating activities | |
| Allowance for doubtful accounts | (7,315) |
| Changes in assets and liabilities: | |
| Increase in commissions receivable | (18,018) |
| Decrease in subscriptions receivable | (6,909) |
| Decrease in accounts payable and expenses | (120,217) |
| Increase in due to parent | 76,037 |
| Decrease in deferred revenue | (13,124) |
| | (89,546) |
| Net cash used by operating activities | (66,112) |
| Cash flows from financing activities | |
| Issuance of common stock | 100,000 |
| Net increase in cash and cash equivalents | 33,888 |
| Cash and cash equivalents, beginning of year | 405,126 |
| Cash and cash equivalents, end of year | $ 439,014 |

See auditors' report and accompanying notes

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

**Note A**
**General Information and Summary of Significant Accounting Policies**

Business:

ValuBond Securities, Inc. (ValuBond or the Company) is a wholly owned subsidiary of ValuBond, Inc, (the Parent). The Company is registered as a disclosed broker-dealer under the Securities Exchange Act of 1934. Its services include distribution of new issues of fixed income securities, providing a neutral secondary marketplace and providing educational tools and information.

Basis of Financial Statement Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition:

Subscription revenue represents the fees earned on a contractual basis for subscription access to the ValuBond Web site. The Company recognizes subscription revenue ratably over the subscription period.

Trading revenue and commission fees represent the fees charged on a per-transaction basis for trades made through the ValuBond Web site combined with the fees charged on a contractual basis for the distribution of new issues of fixed income securities. Trading revenue and commission fees are recognized on a trade-date basis.

Cash and Cash Equivalents:

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds. The Company has on deposit at financial institutions funds in excess of the FDIC's $100,000 limitation that are insured by an Excess SIPC Surety Bond.

Income Taxes:

The Company's operating results are included in the consolidated income tax returns of the Parent. The Parent allocates income taxes to the Company as if the Company were filing a separate income tax return with no graduated rates.

The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

**Note B**
**Regulatory Requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital, as defined, of $315,869, which was $215,869 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005, was 0.86 to 1.

**Note C**
**Income Taxes**

Income tax expense attributable to income before income taxes differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

| | 2005 |
|---|---|
| Computed expected tax benefit | $ 7,000 |
| State income tax benefit, net of federal income tax effect | 1,000 |
| Change in valuation allowance | (8,000) |
| Income taxes | $ 0 |

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2005, are presented below:

| | 2005 |
|---|---|
| Deferred income tax assets - net operating loss | $ 255,000 |
| Less valuation allowance | (255,000) |
| Net deferred tax assets | $ 0 |

From its own operations, the Company has available a net operating loss carryforward of approximately $670,000 expiring on or around 2020.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, available income tax carrybacks, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences resulting in the deferred tax assets are expected to be deductible, management believes it is likely that the Company will not realize the benefits of these amounts in the near future.

**Note D**
**Transactions with Parent**

Operating expenses recognized on transactions with the Parent during 2005 include $1,021,481 for salaries and benefits and $417,224 for corporate overhead allocations. Transactions with the Parent also include royalty fees of $2,849,332, as defined in the royalty agreement, charged by the Parent for use of its technology in operating activities.

In addition, there was $76,723 due to the Parent at December 31, 2005.

**Note E**
**Exemption from Rule 15c3-3**

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is not required to maintain a reserve account for the exclusive benefit of customers.

**Note F**
**Clearing Agreement**

The Company has entered into a clearing agreement with First Clearing Corporation whereby the Company directs certain agency trades to them, and they, in turn clear the trades. In addition, they act as the control location to hold and maintain funds or securities of the Company and its customers.

**Note G**
**Contingencies**

From time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

**Note H**
**Liabilities Subordinated to the Claims of General Creditors**

At December 31, 2005, and during the period then ended, the Company had no liabilities that were subordinated to the claims of general creditors.

SUPPLEMENTARY INFORMATION

# FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER VALUBOND SECURITIES, INC. as of 12/31/05

### COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | $ 391,232 | 3480 |
| 2. | Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3. | Total ownership equity qualified for Net Capital | | | 391,232 | 3500 |
| 4. | Add: | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | -0- | 3520 |
| | B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. | Total capital and allowable subordinated liabilities | | | $ 391,232 | 3530 |
| 6. | Deductions and/or charges: | | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | $ 69,395 | 3540 | | |
| | B. Secured demand note deficiency | | 3590 | | |
| | C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | |
| | D. Other deductions and/or charges | | 3610 | ( 69,395 ) | 3620 |
| 7. | Other additions and/or allowable credits (List) | | | -0- | 3630 |
| 8. | Net capital before haircuts on securities positions | | | $ 321,837 | 3640 |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)): | | | | |
| | A. Contractual securities commitments | $ | 3660 | | |
| | B. Subordinated securities borrowings | | 3670 | | |
| | C. Trading and investment securities: | | | | |
| | 1. Exempted securities | | 3735 | | |
| | 2. Debt securities | | 3733 | | |
| | 3. Options | | 3730 | | |
| | 4. Other securities | 5,968 | 3734 | | |
| | D. Undue Concentration | | 3650 | | |
| | E. Other (List) | | 3736 | ( 5,968 ) | 3740 |
| 10. | Net Capital | | | $ 315,869 | 3750 |

OMIT PENNIES

3/78

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER VALUBOND SECURITIES, INC. as of 12/31/05

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 18,133 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 100,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 100,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 215,869 | 3770 |
| 15. Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 288,669 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 271,995 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | -0- | 3830 |
| 19. Total aggregate indebtedness | | | | $ | 271,995 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10) | | | | % | 0.86 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d) | | | | % | | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of: 5% of combined aggregate debit items or $120,000 | $ | | 3920 |

OMIT PENNIES

**NOTES:**

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

See auditors' report

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER VALUBOND SECURITIES, INC.

For the period (MMDDYY) from 1/01/05 to 12/31/05

### STATEMENT OF CHANGES IN OWNERSHIP EQUITY
### (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 267,798 | 4240 |
| A. Net income (loss) | | | 23,434 | 4250 |
| B. Additions (Includes non-conforming capital of | $ | 4262 ) | 100,000 | 4260 |
| C. Deductions (Includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (From item 1800) | | | $ 391,232 | 4290 |

### STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
### TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (From item 3520) | $ 0 | 4330 |

OMIT PENNIES

3/78

See auditors' report

VALUBOND SECURITIES, INC.
(A Wholly Owned Subsidiary of ValuBond Inc.)
RECONCILIATION OF COMPUTATION OF NET CAPITAL
(RULE 15c3-1 PURSUANT TO RULE 17a-5(d)(4))
DECEMBER 31, 2005

| | Net Capital | Indebtedness | Percentage of Aggregate Indebtedness to Net Capital |
|---|---|---|---|
| Company's computation (per amended FOCUS report) | $ 315,869 | $ 271,995 | 86 |
| Additional expense accruals, revenue, expense and other adjustments | 0 | 0 | |
| | $ 315,869 | $ 271,995 | 86 |

See auditors' report

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER VALUBOND SECURITIES, INC. as of 12/31/05

**Exemptive Provision Under Rule 15c3-3**

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

| | | |
|---|---|---|
| A. (k) (1)—$2,500 capital category as per Rule 15c3-1 | | 4550 |
| B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained | | 4560 |
| C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm First Clearing Corporation 4335 | X | 4570 |
| D. (k) (3)—Exempted by order of the Commission | | 4580 |

**Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.**

| Type of Proposed withdrawal or Accrual See below for code to enter | Name of Lender or Contributor | Insider or Outsider? (In or Out) | Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (yes or no) |
|---|---|---|---|---|---|
| 4600 | 4601 | 4602 | 4603 | 4604 | 4605 |
| 4610 | 4611 | 4612 | 4613 | 4614 | 4615 |
| 4620 | 4621 | 4622 | 4623 | 4624 | 4625 |
| 4630 | 4631 | 4632 | 4633 | 4634 | 4635 |
| 4640 | 4641 | 4642 | 4643 | 4644 | 4645 |
| 4650 | 4651 | 4652 | 4653 | 4654 | 4655 |
| 4660 | 4661 | 4662 | 4663 | 4664 | 4665 |
| 4670 | 4671 | 4672 | 4673 | 4674 | 4675 |
| 4680 | 4681 | 4682 | 4683 | 4684 | 4685 |
| 4690 | 4691 | 4692 | 4693 | 4694 | 4695 |

TOTAL $ 4699

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

3/78

See auditors' report

HA&W

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
of ValuBond Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of VALUBOND SECURITIES, INC. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Habif, Arogeti & Wynne, LLP
Glenridge Highlands Two ◆ 5565 Glenridge Connector ◆ Suite 200 ◆ Atlanta, Georgia 30342
404.892.9651 ◆ Fax 404.876.3913 ◆ www.hawcpa.com
An Independent Member of Baker Tilly International ◆ Certified Public Accountants

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3</u>

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

February 22, 2006